UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

KCG Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number)

John R. Flynn

Wicklow Capital, Inc.

53 W. Jackson Boulevard, Suite 1204

Chicago, Illinois

(312) 360-1377

with a copy to:

Frederick C. Lowinger

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B 100

1.	Name of Reporting Person: The Daniel V. Tierney 2011 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,456,466(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,456,466(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,456,466(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%(1)(2)(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 13,743,517 shares of Class A common stock, par value $0.01 per share (“Class A Common Shares”) of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”), and (ii) 4,712,949 Class A Common Shares that are issuable upon the exercise of warrants (“Warrant Shares”).

(2)

All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days.

(3)	Calculated based on a total of 122,412,949 Class A Common Shares outstanding, which consists of (i) an estimated 117,700,000 Class A Common Shares outstanding as of July 1, 2013, according to information filed by KCG Holdings on July 1, 2013 and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Daniel V. Tierney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,456,466(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,456,466(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,456,466(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%(1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 13,743,517 Class A Common Shares and (ii) 4,712,949 Warrant Shares.

(2)

All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)	Calculated based on a total of 122,412,949 Class A Common Shares outstanding, which consists of (i) an estimated 117,700,000 Class A Common Shares outstanding as of July 1, 2013, according to information filed by KCG Holdings on July 1, 2013 and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Emma Cuadrado
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,456,466(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,456,466(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,456,466(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%(1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 13,743,517 Class A Common Shares and (ii) 4,712,949 Warrant Shares.

(2)

All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)	Calculated based on a total of 122,412,949 Class A Common Shares outstanding, which consists of (i) an estimated 117,700,000 Class A Common Shares outstanding as of July 1, 2013, according to information filed by KCG Holdings on July 1, 2013 and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: John R. Flynn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,456,466(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,456,466(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,456,466(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%(1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 13,743,517 Class A Common Shares and (ii) 4,712,949 Warrant Shares.

(2)

All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)	Calculated based on a total of 122,412,949 Class A Common Shares outstanding, which consists of (i) an estimated 117,700,000 Class A Common Shares outstanding as of July 1, 2013, according to information filed by KCG Holdings on July 1, 2013 and (ii) 4,712,949 Warrant Shares.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.01 per share (the “Class A Common Shares”), of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”). The principal executive offices of KCG Holdings are located at 545 Washington Boulevard, Jersey City, New Jersey 07310.

Item 2.	Identity and Background

a)	This Statement is filed by the persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

i.	the Daniel V. Tierney 2011 Trust;

ii.	Daniel V. Tierney;

iii.	Emma Cuadrado; and

iv.	John R. Flynn.

b)	The address for each of the Reporting Persons is c/o Wicklow Capital, Inc., 53 W. Jackson Boulevard, Suite 1204, Chicago, IL 60604.

c)	The Daniel V. Tierney 2011 Trust is a trust organized under the laws of Illinois, of which Daniel V. Tierney is the settlor and sole beneficiary. Daniel V. Tierney is a director of KCG Holdings and serves as chairman of the Risk Committee of the Board of Directors of KCG Holdings. Mr. Tierney is also one of the founders and former managers of GETCO Holding Company, LLC, a wholly-owned subsidiary of KCG Holdings. Emma Cuadrado is Project Manager, Trading Infrastructure & Prop Technology of GETCO Support Services, LLC, a wholly-owned subsidiary of KCG Holdings. The business address of KCG Holdings is 545 Washington Boulevard, Jersey City, New Jersey 07310. John R. Flynn is Chief Operating Officer and Secretary of Wicklow Capital, Inc., a private investment management company. The business address of Wicklow Capital, Inc. is 53 W. Jackson Boulevard, Suite 1204, Chicago, Illinois 60604.

d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Each of Daniel V. Tierney, Emma Cuadrado and John R. Flynn is a citizen of the United States. In addition, the Daniel V. Tierney 2011 Trust is organized under the laws of the State of Illinois.

Item 3.	Source and Amount of Funds or Other Consideration

Each Reporting Person may be deemed to have acquired beneficial ownership of 18,456,466 Class A Common Shares (inclusive of the Warrant Shares) in connection with the transactions contemplated by the Merger Agreement (as defined below).

In connection with the Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012 and amended and restated as of April 15, 2013, by and among GETCO Holding Company, LLC (“GETCO”), GA-GTCO, LLC (“GA-GTCO”), Knight Capital Group, Inc. (“Knight”), Knight Holdco, Inc. (now KCG Holdings), Knight Acquisition Corp, GETCO Acquisition, LLC and GA-GTCO Acquisition, LLC (the “Merger Agreement”), which is attached hereto as Exhibit 99.1, (i) Knight Acquisition Corp, a wholly owned direct subsidiary of KCG Holdings, merged with and into Knight, with Knight surviving the merger (the “Knight Merger”), (ii) GETCO Acquisition, LLC, a wholly owned direct subsidiary of KCG Holding, merged with and into GETCO, with GETCO surviving the merger (the “GETCO Merger”) and (iii) GA-GTCO merged with and into GA-GTCO Acquisition, LLC, a wholly owned direct subsidiary of KCG Holdings, with GA-GTCO Acquisition, LLC surviving the merger (the “GA-GTCO Merger” and, together with the Knight Merger and the GETCO Merger, the “Mergers”). Upon the consummation of the Mergers on July 1, 2013, and in exchange for the 2,517,684 GETCO units it held prior to the Mergers, the Daniel V. Tierney 2011 Trust received 13,743,517 Class A Common Shares and Class A Warrants, Class B Warrants and Class C Warrants representing the right to purchase 4,712,949 Warrant Shares.

Item 4.	Purpose of Transaction

The Daniel V. Tierney 2011 Trust acquired the Class A Common Shares and Warrant Shares reported on this Statement pursuant to the Mergers. Daniel V. Tierney is a director of KCG Holdings and in such capacity participates in the decisions made by the Board of Directors of KCG Holdings in the ordinary course of business of KCG Holdings.

The Reporting Persons do not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of KCG Holdings, or any disposition of securities of KCG Holdings; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving KCG Holdings or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of KCG Holdings or any of its subsidiaries; (iv) any change in the present board of directors or management of KCG Holdings, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of KCG Holdings; (vi) any other material change in KCG Holdings’ business or corporate structure; (vii) any change in KCG Holdings’ charter or bylaws or other actions which may impede the acquisition of control of KCG Holdings by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of KCG Holdings; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of KCG Holdings; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons may determine to change their intentions with respect to KCG Holdings at any time in the future and may, for example, elect (i) to acquire additional Class A Common Shares or rights to acquire Class A Common Shares in open market or privately negotiated transactions or, with respect to Daniel V. Tierney, under plans of KCG Holdings in which non-employee directors of KCG Holdings participate, or (ii) to dispose of all or a portion of their holdings of Class A Common Shares or Warrant Shares. In reaching any determination as to a future course of action, the Reporting Persons will take into consideration various factors, such as KCG Holdings’ business and prospects, other developments concerning KCG Holdings, other business opportunities available to the Reporting Persons, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Class A Common Shares.

Item 5.	Interest in Securities of the Issuer

(a) – (b) This Statement relates to the beneficial ownership of 18,456,466 Class A Common Shares, which include (i) 13,743,517 Class A Common Shares and (ii) 4,712,949 Warrant Shares. Such shares represent 15.1% of the outstanding Class A Common Shares (based on a total of 122,412,949 Class A Common Shares outstanding, which consists of (i) an estimated 117,700,000 Class A Common Shares outstanding as of July 1, 2013, according to information filed by KCG Holdings on July 1, 2013 and (ii) 4,712,949 Warrant Shares). All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Daniel V. Tierney, Emma Cuadrado or John R. Flynn that such Reporting Person is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) As described in Item 3 of this Statement, the Daniel V. Tierney 2011 Trust acquired beneficial ownership of the Class A Common Shares and Warrant Shares pursuant to the Merger Agreement on July 1, 2013. The Daniel V. Tierney 2011 Trust has entered into a Registration Rights Agreement with KCG Holdings within the last 60 days, pursuant to which, among other things, KCG Holdings filed with the Securities and Exchange Commission a shelf registration statement on Form S-3 covering resales of the Class A Common Shares and Warrant Shares received by the Daniel V. Tierney 2011 Trust in the Mergers. No Reporting Person has effected any other transaction in the Class A Common Shares or Warrant Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares or Warrant Shares covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 5 of this Statement, no Reporting Person has any contracts, arrangements, understandings or relationships with respect to any securities of KCG Holdings.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012 and amended and restated as of April 15, 2013, by and among GETCO Holding Company, LLC, GA-GTCO, LLC, Knight Capital Group, Inc., Knight Holdco, Inc. (now KCG Holdings, Inc.), Knight Acquisition Corp, GETCO Acquisition, LLC and GA-GTCO Acquisition, LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by KCG Holdings, Inc. on July 1, 2013)

99.2	Registration Rights Agreement, dated July 1, 2013, by and among KCG Holdings, Inc., Daniel V. Tierney 2011 Trust, Serenity Investments, LLC and GA-GTCO Interholdco, LLC (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by KCG Holdings, Inc. on July 1, 2013)

99.3	Joint Filing Agreement, dated as of July 11, 2013, by and among the Daniel V. Tierney 2011 Trust, Daniel V. Tierney, Emma Cuadrado and John R. Flynn

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 11, 2013	THE DANIEL V. TIERNEY 2011 TRUST

	By:	/s/ Emma Cuadrado
	Name:	Emma Cuadrado
	Title:	Co-Trustee

	By:	/s/ John R. Flynn
	Name:	John R. Flynn
	Title:	Co-Trustee

Date: July 11, 2013	/s/ Daniel V. Tierney
DANIEL V. TIERNEY

Date: July 11, 2013	/s/ Emma Cuadrado
EMMA CUADRADO

Date: July 11, 2013	/s/ John R. Flynn
JOHN R. FLYNN

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012 and amended and restated as of April 15, 2013, by and among GETCO Holding Company, LLC, GA-GTCO, LLC, Knight Capital Group, Inc., Knight Holdco, Inc. (now KCG Holdings, Inc.), Knight Acquisition Corp, GETCO Acquisition, LLC and GA-GTCO Acquisition, LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by KCG Holdings, Inc. on July 1, 2013)

99.2	Registration Rights Agreement, dated July 1, 2013, by and among KCG Holdings, Inc., Daniel V. Tierney 2011 Trust, Serenity Investments, LLC and GA-GTCO Interholdco, LLC (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by KCG Holdings, Inc. on July 1, 2013)

99.3	Joint Filing Agreement, dated as of July 11, 2013, by and among the Daniel V. Tierney 2011 Trust, Daniel V. Tierney, Emma Cuadrado and John R. Flynn